Boston Brussels Chicago Dusseldorf London Los Angeles Miami Milan Munich New York Orange County Rome San Diego Silicon Valley Washington, D.C.	Mark S. Selinger Attorney at Law mselinger@mwe.com 212.547.5438

October 19, 2006

VIA EDGAR
Larry Spirgel, Esq.
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Form 20-F for Fiscal Year Ended December 31, 2005 Filed March 30, 2006 File No. 0-29360 (the “2005 Form 20-F”)

Dear Mr. Spirgel:

On behalf of RiT Technologies, Ltd. (the “Company” or “RiT”), set forth below are the Company’s responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated August 25, 2006, with respect to the above-referenced filing. Courtesy copies of this letter have been sent to the Staff’s examiners via hand delivery.

For your convenience, we have reprinted the Staff’s written comments below prior to the Company’s responses.

Form 20-F for the year ended December 31, 2005

Item 15. Controls and Procedures

1.	We note your disclosure that your disclosure controls and procedures were “effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and timely reported as provided in the Securities and Exchange Commission’s rules and forms.” In future filings, please clarify that your disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective.

Larry Spirgel, Esq.
October 19, 2006

Future filings will be revised accordingly.

Note 2 – Significant Accounting Policies, Page F-11

M. Allowance for product warranty, page F-11

2.	We note that your liability for product warranties has declined during the year ended December 31, 2005. Explain for us in more detail the nature of fluctuations in this balance. In this regard, we note that the beginning balance at January 1, 2005 was $126,000, while lapses were $307,000. Given that warranties extend for at least 12 months, tell us why the lapses exceeded the beginning balance of the liability and explain the significant increase in warranties lapsed during 2005. Similarly, explain for us why your ending balance of $88,000 is less than the warranties recorded for products sold during 2005 of $277,000.

The fluctuations in the warranty provision in 2005 were comprised of the following items:

Warranty provision balance 12/31/2004		$126,000
Warranty provision recorded in 2005 for systems sold in 2005:		$277,000
(represents the 100% commitment for warranty on the date of sales)
Lapses of warranties related to systems sold before fiscal 2005	$(121,000)
Changes in estimates in respect of Carrier systems sold in 2005	$(100,000)
Changes in estimates in respect of Enterprise systems sold in 2005	$(86,000)

		$(307,000)
Warranty costs incurred (actual warranty claims cost)*		(8,000)

Warranty provision balance 12/31/05		$88,000

* Warranty claims – claims incurred in 2005, in relation to all of the Company’s sales, was approximately $8,000.

In general, the formula that the Company uses to estimate the warranty provision takes into consideration the following variables:

1.	Number and nature of systems sold;

Larry Spirgel, Esq.
October 19, 2006

2.	Price;

3.	Remaining warranty period; and

4.	Elements related to the customer history and traits (e.g. sales region, number of systems bought, past warranty claims experience).

The Company’s provision for warranty claims is calculated on a quarterly basis for sales of Carrier and Enterprise systems.

The Carrier product is comprised of two types of systems – PairView and PairQ.

The Enterprise product is comprised of one type of system- PatchView.

The provision for the Carrier products is calculated separately for those types of products in order to appropriately take into consideration any differences in product or customer characteristics (i.e. professionalism of the customer work force, environmental conditions and working conditions in the field).

Based on past years’ experience, the calculation of the Enterprise products warranty provision is based on a fixed percentage from the sales of these products.

The overall significant increase in the initial warranty provision in 2005 is attributable to the significant increase in sales in 2005 in comparison with 2004, mainly the increase in the sales of the Carrier products:

	2004	2005
	(U.S. dollars in thousands)

Carrier *	$2,295	$9,969
Enterprise	$16,132	$18,083

	$18,427	$27,852

*Carrier sales in years 2002, 2003 ~$2M

The “Lapsed warranty of $307,000” disclosed in Note M is comprised of the following items:

Warranty lapses – Approximately $121,000 of warranty claims estimated in prior years lapsed against the accrual (i.e. the associated warranty period expired) in 2005. The remaining balance of the December 31, 2004 accrual ($5,000) represents warranty provision of more than 12 months (relating to pre-2005 sales).

Changes in estimates – In each quarter of fiscal 2005 as in previous years, the Company reevaluated its warranty claims experience to date and adjusted its warranty liability accordingly:

Larry Spirgel, Esq.
October 19, 2006

On Carrier sales, based on the increasing number of repeat sales in 2005, primarily from one existing customer and based on the Company’s actual warranty costs incurred on similar sales in previous years, it was decided to reduce the percentage used for the calculation of the warranty provision, which resulted in a total yearly adjustment to the warranty liability of $100,000.

On Enterprise sales, based on the significant increase in the sales of PatchView systems in 2005 compared with previous years, ($1.4M in 2005, $0.8M in 2004, $0.7M in 2003) and the warranty costs incurred during 2005, the Company decided to reduce the percentage used for the calculation of the warranty provision.

The warranty provision balances at December 31, 2004 and 2005 reflect the Company’s best estimate of the remaining potential obligation, in accordance with the provisions of SFAS 5, Accounting for Contingencies.

In future filings, the Company will more clearly distinguish in its footnote disclosure “warranty lapse” and “warranty claim” activity. Likewise, it will more clearly disclose the total net provision recorded, to include any revisions thereto for a change in estimate, if applicable.

Note 6 – Shareholders’ Equity, page F-19

C. Warrants to Investors, page F-24

3.	Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether your warrants are required to be accounted for as a liability at fair value. In this regard, you state at page 12 that you are required to keep your registration statement relating to the shares issuable upon the exercise of your warrants effective through July 26, 2009. We also note that if sales cannot be made pursuant to your registration statement, you will be required to pay liquidated damages equal to 1.5% of the aggregate amount invested per month until the event is cured, with no cap on the maximum penalty that could be incurred. We note the EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19. The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to account for the warrants as liabilities at fair value.

Larry Spirgel, Esq.
October 19, 2006

Warrants as liabilities at fair value

The Company accounted for the issuance of warrants as an equity transaction, and separately evaluated the potential for liability for liquidated damages under the free standing registration right agreement (“RRA”) based on the guidance in SFAS No. 5. At the date of issuance, the Company believed that the likelihood of achieving effectiveness of a registration statement, and maintaining its effectiveness in accordance with the RRA, was and would continue to be highly probable. In fact, a registration statement covering the shares underlying the warrants was declared effective in November 2004, within the agreed time frame. The Company believes it is highly probable it will maintain effectiveness of the registration statement as required under the RRA, and that no penalties for non-performance under the RRA (i.e. liquidated damages) will arise. Accordingly, no accrual for such is recorded.

The Company believes that its determination that the warrant agreement and the RRA are separate freestanding instruments is consistent with the guidance in paragraph 2 of EITF 00-19, which states in part that a free standing contract is entered into in conjunction with some other transaction and is legally detachable and separately exercisable. Under this specific fact pattern the registration rights agreement is clearly legally detachable and separately exercisable from the warrant agreement.

Viewing the warrants as a free standing instrument (apart from the RRA), the Company believes classifying the warrants as equity is appropriate under EITF 00-19, based on the guidance in paragraph 8. Specifically, the warrants require physical settlement in shares, and there is no cash settlement alternative. The Company is entitled to settle the warrants in unregistered shares.

Because the Company believes the likelihood of meeting the registration requirements of the RRA is highly probable, no value was assigned to any potential penalty for non-compliance with the RRA, as discussed above.

The Company does not believe accounting for the RRA as a derivative instrument under SFAS No. 133 would yield a result significantly different from that of its applying SFAS No. 5 to the RRA. In view of the Company’s belief that it is highly probable that it will maintain compliance with the terms of the RRA, it believes any value assigned to the RRA as a derivative instrument would be negligible. In other words, the Company believes treating the RRA as either a SFAS No. 5 contingency or as separate derivative instrument recorded at fair value would yield a result that is consistent with the Company’s historical treatment. The Company acknowledges that the maximum liquidated damages that would arise in the event of non-compliance with the registration statement effectiveness requirements of the RRA, without regard to the probability of occurrence, would be significant and in excess of the difference between the fair value of a registered vs. a non-registered share, as contemplated by paragraph 16 of EITF 00-19. Accordingly, treating the warrant and the RRA as a combined instrument, and applying the guidance in paragraph 16 of EITF 00-19 would result in liability classification for the combined instrument, measured at fair value from the date of issuance.

Larry Spirgel, Esq.
October 19, 2006

With regard to the guidance in EITF Issue Summary No. 1, the Company acknowledges that its historical treatment of the warrants and the RRA is not directly consistent with any of the views expressed therein. However, the Company believes its historical treatment is directly analogous to the result that would arise from applying View C of EITF 05-4 Issue Summary No. 1. Specifically, under that view the warrants and the RRA would be evaluated as separate freestanding instruments due to the fact that they are legally detachable and separately exercisable. The warrants would be evaluated based on the classification criteria of 00-19, resulting in equity classification, and the RRA would be accounted for as a derivative under SFAS No. 133, with a result comparable to the Company’s historical treatment, as discussed above.

The Company is also aware of the FASB announcement on August 3, 2006 that it had decided, at its June 20, 2006 meeting, to draft and expose for comment a proposed FSP 00-19-b which, if adopted as proposed, would (i) require issuers to separately recognize and measure registration payment arrangements using a model consistent with the accrual of loss contingencies under SFAS No. 5, (ii) specify that the financial instruments subject to a registration payment arrangement be accounted for in accordance with other applicable GAAP without regard to the provisions of the registration payment arrangement, and (iii) apply the guidance in the proposed FSP to existing registration payment arrangements and to the financial statements subject to those arrangements through a cumulative-effect adjustment upon adoption. The Company believes that its historical approach to accounting for its warrants and the RRA is consistent with the guidance to be proposed in the FSP.

Thank you for your assistance in this matter. Please feel free to call me at 212-547-5438 or Joel Rubinstein of this office at 212-547-5336 if you have any questions about this letter.

Sincerely,

/s/ Mark S. Selinger

Mark S. Selinger

cc:	Melissa Hauber Robert S. Littlepage, Jr. U.S. Securities and Exchange Commission

Doron Zinger Hila Hubsch, Esq. RiT Technologies, Ltd.